December 18, 2009

Via EDGAR and Facsimile (703) 813-6982

Ms. Laura Nicholson

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Union Drilling, Inc.

Registration Statement on Form S-3 / File No. 333-161996

Dear Ms. Nicholson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Union Drilling, Inc. (the “Company”), hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement so that it will be declared effective at 10:00 a.m. (Washington, D.C. time) on December 22, 2009, or as soon as possible thereafter.

The Company acknowledges that should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the above-referenced Registration Statement.

The Company acknowledges that the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the above-referenced Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the above-referenced Registration Statement.

The Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Brian D. Barnard at (817) 347-6605.

Very truly yours,

Union Drilling, Inc.

By:	/s/ DAVID S. GOLDBERG
David S. Goldberg
Vice President, General Counsel and Corporate Secretary